KNIGHTSBRIDGE RESOURCES INC.
South Lodge, Paxhill Park, Lindfield
West Sussex, United Kingdom RH16 2QY
(011) (44) (1444) 220 210

June 27, 2007

United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE:   Knightsbridge Resources Inc.
        Form SB-1 Registration Statement
        Registration No. 333-143470

Ladies and Gentlemen:

     Pursuant to the provisions of Rule 477 of Regulation C of the Securities Act of 1933, as amended, Knightsbridge Resources Inc. (the “Company”) hereby requests that its Form SB-1 Registration Statement filed with the SEC on June 4, 2007, and all amendments thereto, be withdrawn.

     The Form SB-1 Registration Statement is being withdrawn because the Company has been advised by the Staff of the Securities and Exchange Commission that it is ineligible to use a Form SB-1 registration statement. The Company intends to refile its registration statement on Form SB-2.

     The Company confirms that no securities have been offered, sold or issued by it in connection with its proposed public offering.

Yours truly,

Knightsbridge Resources Inc.

BY:   RON SCHMITZ
         Ron Schmitz, President

RS:jn

cc: Conrad C. Lysiak